SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D/A4
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 4)

                                INTRENET, INC.
                               (Name of Issuer)

                         COMMON STOCK, without PAR VALUE
                          (Title of Class of Securities)

                                  461190100
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              March 18, 1999
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (continued on following pages)
                                Page 1 of 31 Pages
______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  461190100                13D/A                   Page 2 of 31 Pages


___________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            Morgens Waterfall Income Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              72,474 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              72,474 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              72,474
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .5%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                   Page 3 of 31 Pages


____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                              Restart Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             208,119 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             208,119 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              208,119
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.5%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                   Page 4 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                              Restart Partners II, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                            452,886 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             452,886 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             452,886
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.3%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                   Page 5 of 31 Pages


____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            Restart Partners III, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             303,272 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             303,272 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             303,272
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                   Page 6 of 31 Pages


____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                              Restart Partners IV, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             303,272 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             303,272 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             303,272
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.2%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                 Page 7 of 31 Pages


____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                           Endowment Restart L.L.C.
                          (f/k/a The Common Fund for Non-Profit Organizations)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                             201,717 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             201,717 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             201,717
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                   Page 8 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            Betje Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             244,814 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             244,814 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              244,814
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 9 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            Phoenix Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             688,942 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             688,942 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             688,942
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 10 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                   Phaeton (BVI) Ltd.(f/k/a Phaeton International, N.V.)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              British Virgin Islands
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             407,442 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             407,442 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             407,442
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 11 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                           Morgens, Waterfall, Vintiadis & Company, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           2,882,938 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           2,882,938 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           2,882,938
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 12 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            John C. "Bruce" Waterfall
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           2,882,938
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 13 of 31 Pages


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS
                            Edwin H. Morgens
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                         2,882,938
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  461190100                13D/A                  Page 14 of 31 Pages


      This amendment no. 4 ("Amendment No. 4") amends the statement on
Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") by the persons named in Item 2 below, as amended by the
Schedule 13D/A ("Amendment No. 1") filed July 8, 1992; amendment no. 2 ("Amendment No. 2") filed with the SEC on January 26, 1993; and amendment no. 3 ("Amendment No. 3") filed with the SEC on April 25, 1995 relating to the common stock, without par value ("Common Stock"), of Intrenet, Inc., an Indiana corporation (the "Issuer").

        Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Statement.

       Item 2 is hereby amended and restated in its entirety as follows:


ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed jointly by (a) Morgens Waterfall Income Partners, L.P. ("MWIP"); (b) Restart Partners, L.P. ("Restart"); (c) Restart Partners II, L.P. ("Restart II"); (d) Restart Partners III, L.P. ("Restart III"); (e) Restart Partners IV, L.P. ("Restart IV"); (f) Endowment Restart, L.L.C. ("Endowment") (formerly known as The Common Fund for Non-Profit Organizations); (g) Betje Partners, L.P. ("Betje"); (h) Phoenix Partners, L.P. ("Phoenix"); (i) Phaeton (BVI) Ltd. (f/k/a Phaeton International, N.V.) ("Phaeton"); (j) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"); (k) John C. "Bruce" Waterfall ("Waterfall"); and (l) Edwin H. Morgens ("Morgens", and together with the persons stated in clauses (a) through (l) above, the "Reporting Persons").

      MWIP is a New York limited partnership whose principal business is to invest in securities of U.S. issuers. MW Capital, a Delaware limited liability company, is the general partner of MWIP. MWIP and MW Capital have their principal address at 10 East 50th Street, New York, New York 10022. Morgens and Waterfall are the managing members of MW Capital. All of the information concerning Morgens and Waterfall is set forth below.

      Restart, Restart II, Restart III and Restart IV are Delaware limited partnerships having their principal addresses at 10 East 50th Street, New York, New York 10022. The principal businesses of Restart, Restart II, Restart III and Restart IV are to invest in securities of financially troubled companies.

      Prime, Prime II, Prime III and Prime IV, Delaware limited partnerships having their principal addresses at 10 East 50th Street, New York, New York 10022, are the general partners of Restart, Restart II, Restart III and Restart IV, respectively. The principal business Prime, Prime II, Prime III and Prime IV are to act as the general partners of Restart, Restart II, Restart III and Restart IV, respectively.

      Phoenix is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Phoenix is to invest in securities of U.S. issuers. MW Management, a Delaware limited liability company, is the general partner of Phoenix. The principal address of MW Management is 10 East 50th Street, New York, New York 10022. Morgens and Waterfall are the managing members of MW Management.

      Phaeton is a company incorporated under the laws of the British Virgin Islands having its principal office c/o Hemisphere Management Limited located


CUSIP No.  461190100                13D/A                  Page 15 of 31 Pages


at Hemisphere House, 9 Church Street, Hamilton, HM11 Bermuda. The principal business of Phaeton is to invest in securities of U.S. and foreign issuers. Morgens Waterfall serves as an investment advisor to Phaeton as discussed below.

       Betje is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Betje is to invest in securities of U.S. issuers. Mr. Zanvyl Krieger ("Krieger") is the general partner of Betje. The business address of Krieger is c/o Weinberg and Green, 100 South Charles Street, Baltimore, Maryland 21201. Krieger is a U.S. citizen whose principal occupation is a private investor. Morgens Waterfall serves as an investment advisor to Betje as discussed below.

       Endowment is a Delaware limited liability company having its principal office c/o Morgens, Waterfall, Vintiadis & Company, Inc. located at 10 East 50th Street, New York, New York 10022. The principal business of Endowment is to invest in securities of various issuers.

       Endowment Prime, the managing member of Endowment, is a Delaware limited liability company having its principal office c/o Morgens, Waterfall, Vintiadis & Company, Inc. located at 10 East 50th Street, New York, New York 10022.

       Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Morgens Waterfall is the rendering of financial services and as such it provides discretionary investment advisory services pursuant to contracts with Phaeton and Betje.

       Waterfall is the President and a Director of Morgens Waterfall.
Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall, 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers or directors.

       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

        On December 30, 1998, the MWV Employee Retirement Plan Group Trust (formerly known as the Morgens, Waterfall, Vintiadis & Company, Inc. Employees Profit Sharing Plan), disposed of its entire interest in the securities of the Issuer, and thereby ceased to be subject to Rule 13d-1 and is no longer a Reporting Person.

Item 4.  PURPOSE OF TRANSACTION.

        Morgens Waterfall, Phoenix, Betje, Phaeton, Restart, Restart II and MWIP entered into an agreement with the Issuer and certain other shareholders


CUSIP No.  461190100                13D/A                  Page 16 of 31 Pages


of the Issuer dated as of March 18, 1999 (the "Shareholders Agreement"), pursuant to which the parties agreed to vote the shares of Common Stock over which they have voting power and take certain other actions described in the Shareholders Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. The parties to the Shareholders Agreement have not agreed to vote or act as a group with respect to any matters other than those addressed in the Shareholders Agreement. The Filers understand that the other parties to the Shareholders Agreement intend to file a Schedule 13D reflecting their participation in the Shareholders Agreement. The Filers specifically disclaim beneficial ownership of the shares of Common Stock owned by the other parties to the Shareholders Agreement.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) and (b) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:


                              Aggregate                   Percentage
Reporting Person             # of Shares                   of Class
_________________            ___________                  __________

MWIP                         72,474                           .5
Restart                     208,119                          1.5
Restart II                  452,886                          3.3
Restart III                 303,272                          2.2
Restart IV                  303,272                          2.2
Endowment                   201,717                          1.5
Betje                       244,814                          1.8
Phoenix                     688,942                          5.0
Phaeton                     407,442                          3.0
Total                     2,882,938                         21.0%


      Morgens Waterfall does not directly own any of the Common Stock. Morgens Waterfall may be deemed an indirect beneficial owner by virtue of its role as investment advisor to the other Reporting Persons.

      Waterfall does not directly own any of the Common Stock. Waterfall may be deemed an indirect beneficial owner of 2,882,938 shares of Common Stock by virtue of his positions as President and a Director of Morgens Waterfall, as investment adviser to Betje; as managing member of Endowment Prime, as managing member of Endowment; as a managing member of MW Capital, as general partner of MWIP; as President and a Director of Prime, Inc., as general partner of each of Prime, Prime II, Prime III and Prime IV, as general partners of Restart, Restart II, Restart III and Restart IV, respectively; as a managing member of MW Management, and as general partner of Phoenix.

      Morgens does not directly own any of the Common Stock. Morgens may be deemed an indirect beneficial owner of 2,882,938 shares of Common Stock by virtue of his positions as Chairman and Director of Morgens Waterfall, as investment advisor to Betje; as managing member of Endowment Prime, as


CUSIP No.  461190100                13D/A                  Page 17 of 31 Pages


managing member of Endowment; as a managing member of MW Capital, as general partner of MWIP; as Chairman of Prime, Inc., as general partner of each of Prime, Prime II, Prime III and Prime IV and, as general partners of Restart, Restart II, Restart III and Restart IV, respectively; as a managing member of MW Management, as general partner of Phoenix.

            Each Reporting Person hereby disclaims that it has any beneficial ownership of the securities owned, directly or indirectly, by any other entity.

      (c) There have been no other transactions involving the Common Stock by the Reporting Persons within the last 60 days.

      (d) Except as set forth in this Item, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)  Not applicable.

      . . .

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

As described in Item 4 above, the Shareholders Agreement contains certain agreements with regard to the securities of the issuer.

Item 7 is hereby amended and restated in its entirety as follows:

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Joint Acquisition Statement among the Reporting Persons dated April 6, 1998, filed pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 2 Power of Attorney, dated April 7, 1999, granted to Morgens and Waterfall by MWIP; MW Capital; Prime, Inc.; Prime; Prime II; Prime III; Prime IV; Restart; Restart II; Restart III; Restart IV; Phoenix; Morgens Waterfall; Betje; Endowment Restart L.L.C.; Endowment Prime; and Phaeton for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Commission pursuant to the requirements of Rule 13d-1(f).

EXHIBIT 3 Agreement, dated as of March 18, 1999, by and among the Issuer, Morgens Waterfall, Phoenix, Betje, Phaeton, Restart, Restart II, MWIP and certain other shareholders of the Issuer.


CUSIP No.  461190100                13D/A                  Page 18 of 31 Pages


SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                         /s/ John C. Bruce Waterfall
Dated:  April 7, 1999              By: ___________________________________
                                        John C. "Bruce" Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons


                                         /s/ Edwin H. Morgens
                                    By: ___________________________________
                                        Edwin H. Morgens, on his own
                                        behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons




CUSIP No.  461190100                13D/A                  Page 19 of 31 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that this statement on Schedule 13D is filed on behalf of each of the undersigned and that any subsequent amendments to the statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


                                 The Reporting Persons listed herein


Dated:  April 7, 1999          By:  /s/ Bruce Waterfall
                                     ___________________________________
                                     John C. "Bruce" Waterfall, on his
                                     own and as attorney-in-fact for
                                     each of the other Reporting Persons


                                By:  /s/ Edwin H. Morgens
                                     ___________________________________
                                     Edwin H. Morgens, on his own
                                     behalf and as attorney-in-fact
                                     for each of the other Reporting
                                     Persons




















CUSIP No.  461190100                13D/A                  Page 20 of 31 Pages


                                  EXHIBIT 2

                              POWER OF ATTORNEY

      The undersigned hereby appoint John C. "Bruce" Waterfall and Edwin H. Morgens each with full power of substitution, as their attorneys-in-fact for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. The undersigned hereby ratify the execution on their behalf, prior to the date hereof, by John C. "Bruce" Waterfall or Edwin H. Morgens of any Schedule 13Ds or amendments thereto for the aforesaid purpose.

      IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be duly executed as of April 7, 1999.


MORGENS WATERFALL INCOME PARTNERS, L.P.

By: MW Capital, L.L.C.
    General Partner

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    Managing Member


PHOENIX PARTNERS, L.P.

By: MW Management, L.L.C.
    General Partner

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    Managing Member




CUSIP No.  461190100                13D/A                  Page 21 of 31 Pages


BETJE PARTNERS, L.P.

By: Morgens, Waterfall, Vintiadis & Company, Inc.
    Agent/Investment Advisor

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President


ENDOWMENT RESTART, L.L.C.

By: ENDOWMENT PRIME, L.L.C.
    As managing member of Endowment Restart, L.L.C.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    Managing Member


MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President


RESTART PARTNERS, L.P.
RESTART PARTNERS II, L.P.
RESTART PARTNERS III, L.P.
RESTART PARTNERS IV, L.P.

By: PRIME GROUP, L.P.
    PRIME GROUP II, L.P.
    PRIME GROUP III, L.P.
    PRIME GROUP IV, L.P.
    As General Partners of Restart Partners, L.P.,
    Restart Partners II, L.P., Restart Partners III, L.P. and
    Restart Partners IV, L.P., respectively

By: PRIME GROUP, L.P.
    PRIME GROUP II, L.P.
    PRIME GROUP III, L.P.
    PRIME GROUP IV, L.P.
    As General Partners of Restart Partners, L.P.,
    Restart Partners II, L.P., Restart Partners III, L.P., and
    Restart Partners IV, L.P.


By: PRIME, INC.
    As general partner of Prime Group, L.P., Prime Group II, L.P., Prime Group, III, L.P., and Prime Group, IV, L.P.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President

CUSIP No.  461190100                13D/A                  Page 22 of 31 Pages


PHAETON (BVI) Ltd. (f/k/a Phaeton International, N.V.)

By:  Morgens, Waterfall, Vintiadis & Company, Inc.
     As investment advisor

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President


JOHN C. "BRUCE" WATERFALL

     /s/ Bruce Waterfall
By: _________________________


EDWIN H. MORGENS

     /s/ Edwin H. Morgens
By: _________________________




CUSIP No.  461190100                13D/A                  Page 23 of 31 Pages


EXHIBIT 3

	Execution Copy
(Conformed)
AGREEMENT
THIS AGREEMENT (the "Agreement") has been made and entered into as of this 18th day of March, 1999, by and among Intrenet, Inc., an Indiana corporation (the "Corporation"), and the undersigned shareholders of the Corporation (individually, a "Shareholder" and, collectively, the "Shareholders"),
Recitals
A.	The Brookhaven Group has acquired the right to vote an aggregate of 4,603,913 Shares or approximately 33.7% of the outstanding Shares.
B.	The Board believes that the acquisition by the Brookhaven Group constitutes a "control share acquisition" within the meaning of the IBCL.
C.	Prior to the execution of this Agreement, the Board has adopted resolutions by which the Board has agreed to: (a) submit a resolution to the Corporation's shareholders to grant voting rights to "control shares" as defined in the IBCL owned by the Brookhaven Group as of the date hereof at the Corporation's 1999 annual meeting of shareholders; (b) recommend that the Corporation's shareholders approve such resolution; (c) amend the Corporation's By-laws to provide that the control share chapter of the IBCL shall not apply to any control share acquisition resulting from the execution or operation of this Agreement; (d) adopt a resolution to increase the size of the Board to nine (9) members and to elect Vincent A. Carrino, Robert B. Fagenson and Gerald Anthony Ryan to fill the vacancies created thereby; and
(e) amend the Corporation's By-laws to create the office of Vice Chairman and to elect Robert B. Fagenson to such office.
D.	The Brookhaven Group has not determined whether its share
acquisition is a "control share acquisition" as defined in the IBCL due to its uncertainty as to whether the control share chapter of the IBCL is applicable to the Corporation. It is understood that the Brookhaven Group's execution of this Agreement does not constitute the Brookhaven Group's acquiescence or other agreement as to the applicability of the control share chapter of the IBCL to its share acquisition.
E.	The parties intend to enter into certain agreements regarding the acquisition of Shares, the election of directors of the Corporation and other matters, all on the terms and conditions set forth herein.
Agreement
In consideration of the foregoing and of the mutual covenants and undertakings set forth herein, the parties hereby agree as follows


CUSIP No.  461190100                13D/A                  Page 24 of 31 Pages


1.	Definitions.  The following definitions apply to this Agreement:
(a)	"Board" means the Board of Directors of the Corporation.
(b)	"Brookhaven Group" means Brookhaven Capital Management Co.,
Ltd., Brookhaven Capital Management, LLC, Vincent Andrew Carrino,
Watershed Partners, L.P., Piton Partners, L.P., Watershed (Cayman) Ltd., Robert B. Fagenson and Gerald Anthony Ryan.
(c)	"Exchange Act" means the Securities Exchange Act of 1934, as amended.
(d)	"IBCL" means the Indiana Business Corporation Law.
(e)	"Majority in Interest of the Other Shareholders" means
approval by the Other Shareholders who own a majority of the Shares then held by all Other Shareholders.
(f)	"Other Shareholders" means the Shareholders who are parties
to this Agreement and are not members of the Brookhaven Group.
(g)	"Shares" means shares of Common Stock of the Corporation.
2.	Vote to Restore Voting Rights.  Each Other Shareholder agrees to vote in favor of and otherwise use his or its best efforts to support the resolution to be submitted at the Corporation's 1999 annual meeting of shareholders to grant voting rights to "control shares" owned by the Brookhaven Group as of the date of this Agreement. This Agreement should not be construed as permitting the vote of any "control shares" or "interested shares", each as defined by the IBCL, on such resolution.
3.	Standstill Agreements by the Brookhaven Group.  Each member of the
Brookhaven Group agrees that it will not during the term of this Agreement, without the prior written consent of a Majority in Interest of the Other
Shareholders:
(a)	offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any Shares or other securities (including debt claims) or direct or indirect rights to acquire any securities (including debt claims) of the Corporation, or any subsidiary thereof, or of any successor to or person in control of the Corporation, or any assets of the Corporation or any subsidiary or division thereof or of any such successor or controlling person;
(b)	make, or in any way participate, directly or indirectly, in any
"solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission) other than as part of a solicitation made by the Board, or seek to advise or influence any person or entity with respect to the voting of any Shares or other voting securities of the Corporation;


CUSIP No.  461190100                13D/A                  Page 25 of 31 Pages

(c)	make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Corporation or any of its securities or assets;
(d)	form, join or in any way participate with any person in a "group"
(other than with a person who is a member of the Brookhaven Group or by reason of this Agreement) as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or
(e)	enter into any discussions, negotiations, arrangements or
undertakings with any third party with respect to any of the foregoing.
4.	Management of the Corporation.  Each Shareholder, during the term of this Agreement, shall vote the respective Shares held by each and shall undertake or cause to be undertaken any and all of the actions necessary, if such actions are required, so as to provide for all the events described in the following provisions:
(a)	Except as provided in Section (d), the Board shall continue
to consist of nine (9) members of a single class, to be nominated as provided herein.  The Brookhaven Group will have the right to designate three (3) persons for election to the Board and the Other Shareholders, acting by a Majority in Interest of the Other Shareholders, shall have the right to designate six (6) persons for election to the Board.
(b)	If the Board fails to nominate any person designated by
Section (a) or if the shareholders of the Corporation fail to elect any such person so nominated, the Shareholders agree to request a special meeting of shareholders for the purpose of removing as a director any person not designated in accordance with Section (a) and electing the designated person as a director of the Corporation.
(c)	If at any time a vacancy is created on the Board by reason
of the death, resignation or removal of any person designated in accordance with Section (a), the group which nominated the person shall meet as soon as possible after the date such vacancy occurs for the purpose of designating a person to fill such vacancy.  If the group fails to designate a person to fill such vacancy within a reasonable period, or if the Board fills such vacancy otherwise than with such person, the Shareholders agree to request a special meeting shareholders for the purpose of filling such vacancy with a person designated in accordance with Section (a).
(d)	With the consent of the Brookhaven Group (which consent may
not be unreasonably withheld), the size of the Board may be increased to more than nine (9) members in the event the Corporation hereafter acquires or merges with another entity which would be a "significant subsidiary" under the rules of the Securities and Exchange Commission provided that the persons who are elected directors to fill any vacancies created by such action are initially representatives of or designated by such entity or its owners



CUSIP No.  461190100                13D/A                  Page 26 of 31 Pages

5.	Transfer of the Brookhaven Group's Shares.  Each member of the
Brookhaven Group agrees not to transfer any Shares to any person who is not a member of the Brookhaven Group if such transfer would constitute a "control share acquisition" by such person within the meaning of I.C.23-1-42-2(a) but for the application of I.C.23-1-42-2(e), unless the transferee first agrees to
(a) on a prospective basis, accept all of the obligations of a member of the Brookhaven Group under this Agreement, and (b) on a prospective basis, become a party to this Agreement. The foregoing provision shall not apply to (i) a sale of the Brookhaven Group's Shares which is made pursuant to an offering registered under the Securities Exchange Act of 1933, as amended, (ii) a distribution approved in advance by a Majority in Interest of the Other Shareholders, (iii) over-the-counter sales on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets
- Small Cap Issues or a similar market, and (iv) any other transfer that does not have as its purpose or effect a circumvention of Section 3 of this Agreement.
6.	Notices.  All notices shall be in writing and shall be delivered in person or by certified mail, postage prepaid, to the Corporation and to the other Shareholders. Notice to the Corporation shall be addressed to its principal office, attention: President. Notice to the Shareholders shall be delivered to their addresses set opposite their names below. Any of the Shareholders may establish a different address for delivery of notices to him by giving written notice of such address to all parties to this Agreement. Notice shall be deemed to be given at the time of personal delivery or three
(3) business days after deposit in the United States mail.
7.	Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and legal representatives.
8.	Termination.  This Agreement shall terminate upon the earlier of:
(a)	Eighteen (18) months from the date hereof;
(b)	The acquisition of beneficial ownership by any person or
group within the meaning of Rule 13d-3 promulgated under the Exchange
Act of fifty percent (50%) or more of the Shares, provided such acquisition is not in violation of this Agreement;
(c)	The sale of all or substantially all of the assets or
dissolution of the Corporation; or
(d)	The effectiveness of any merger or share exchange to which
the Corporation is a party, if the Corporation is not the surviving or issuing corporation.
Notwithstanding the foregoing, this Agreement shall not terminate earlier than the vote to grant voting rights contemplated by Section 2.
9.	Modification.  This Agreement may be modified or amended only by the written agreement of all of the parties to this Agreement



CUSIP No.  461190100                13D/A                  Page 27 of 31 Pages
10.	Counterparts.  This Agreement may be executed in multiple
counterparts, with each counterpart deemed to be an original instrument and all counterparts together constituting the same agreement.
11.	Specific Enforcement.  The parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement and that any such breach would cause immediate and irreparable injury, loss or damage. In the event of any such breach or threatened breach of this Agreement, the party or parties who are not in breach of their obligations under this Agreement, in addition to any other remedies at law or in equity they may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.
12.	Delay.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.
13.	Partial Invalidity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.
14.	Jurisdiction and Governing Law.  All parties consent to personal jurisdiction, service of process and venue in any federal or state court within the State of Indiana having subject matter jurisdiction for the purposes of any action, suit or proceeding arising out of or relating to this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to its conflicts of law provisions.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written above.
INTRENET, INC.


By: /s/ John P. Delavan
        John P. Delavan, President


BROOKHAVEN CAPITAL MANAGEMENT                 Address:
CO. LTD.


                                             3000 Sand Hill Road, Bldg 3,
BY: /s/ Vincent A. Carrino                   Suite 105, Menlo Park, CA  94025
Vincent A. Carrino, President




CUSIP No.  461190100                13D/A                  Page 28 of 31 Pages

BROOKHAVEN CAPITAL
MANAGEMENT, LLC
By: /s/ Vincent Andrew Carrino
     Vincent Andrew Carrino, Manager


/s/ Vincent Andrew Carrino
Vincent Andrew Carrino



WATERSHED PARTNERS, L.P.
By:  BROOKHAVEN CAPITAL MANAGEMENT,
LLC, General Partner



By: /s/ Vincent Andrew Carrino
     Vincent Andrew Carrino, Manager



PITON PARTNERS, L.P.

By:  BROOKHAVEN CAPITAL MANAGEMENT,
LLC, General Partner



By: /s/ Vincent Andrew Carrino
     Vincent Andrew Carrino, Manager



WATERSHED (CAYMAN) LTD.

By:  BROOKHAVEN CAPITAL MANAGEMENT,
LLC, General Partner



By:  /s/ Vincent Andrew Carrino
     Vincent Andrew Carrino, Manager


/s/ Robert B. Fagenson
Robert B. Fagenson



/s/ Gerald A. Ryan
Gerald Anthony Rya


CUSIP No.  461190100                13D/A                  Page 29 of 31 Pages


MORGENS, WATERFALL, VINTIADIS
& COMPANY, INC.



By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Chairman



PHOENIX PARTNERS

By:  MW MANAGEMENT LLC
General Partner

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Managing Member       General Partner



BETJE PARTNERS

By:  MORGENS WATERFALL VINTIADIS & CO., INC.,
Investment Advisor to Betje Partners

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Chairman



PHAETON INTERNATIONAL, N.V.

By:  MORGENS WATERFALL VINTIADIS & CO., INC.
Investment Advisor to Phaeton International

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Chairman



MORGENS WATERFALL VINTIADIS, N.V.



By: /s/ Edwin H. Morgens



CUSIP No.  461190100                13D/A                  Page 30 of 31 Pages


RESTART PARTNERS, L.P.

By:  PRIME INC.
General Partner of Prime Group, L.P.
General Partner of Restart Partners, L.P.

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Chairman



RESTART PARTNERS II, L.P.

By:  PRIME INC.
General Partner of Prime Group II, L.P.
General Partner of Restart Partners II, L.P.

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Chairman



MORGENS WATERFALL INCOME PARTNERS

By:  MW CAPITAL, LLC
General Partner, Morgens Waterfall Income Partners

By: /s/ Edwin H. Morgens
     Edwin H. Morgens, Managing Member



ALLEN HOLDING, INC.



By: /s/ Howard Felson
     Howard Felson, Vice President



ALLEN & COMPANY, INC.



By: /s/ Howard Felson
     Howard Felson, Vice President





CUSIP No.  461190100                13D/A                  Page 31 of 31 Pages


ALLEN VALUE PARTNERS, L.P.

By:  ALLEN VALUE INC., G.P.
Allen Philton, L.P.

By: /s/ Philip Scaturro
     Philip Scaturro, President



ALLEN VALUE LIMITED

By: /s/ Philip Scaturro


/s/ Philip Scaturro
Philip Scaturro



/s/ Ned N. Fleming, III
Ned N. Fleming, III

/s/ Eric C. Jackson
Eric C. Jackson



/s/ Thomas J. Noonan, Jr.
Thomas J. Noonan, Jr.